Scott C. Kline, Esq.

dba Kline Law Group

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

August 22, 2023

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Ms. Joyce Sweeney

Re:	GoLogiq, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 27, 2023

Form 10-Q for the Quarterly Period Ended March 31, 2023

Filed May 22, 2023

File No. 333-231286

Dear Ms. Sweeney:

On behalf of GoLogiq, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated July 3, 2023, February 2, 2022, we are writing to supply additional information and to indicate the changes that have been made in the Company’s Form 10-12G/A, Amendment No. 1 (the “Amendment”).

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 21

Comment 1. You state in your response to prior comment 4 that you will provide an updated copy of your prior auditor's Exhibit 16 letter in the Form 10-K/A, when filed. However, you have not confirmed that you will revise your disclosures here to state whether there were any disagreements with Saturna as defined in Item 304(a)(1)(iv) of Regulation S-K or any reportable events as defined in Item 304(a)(1)(v) of Regulation S-K during the interim period subsequent to September 30, 2021 through the date of dismissal on March 24, 2022. Also, you did not state that you will revise to clarify whether you consulted with Centurion on any matters described in Item 304(a)(2)(i) or 304(a)(2)(ii) during such period. Please revise your disclosures as necessary.

United States Securities and Exchange Commission

August 22, 2023

Response 1. The Company will provide an updated copy of its prior auditor's Exhibit 16 letter in its Form 10-K/A, when filed. In addition, the Company will revise the disclosures in Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, to state that there were no disagreements with Saturna as defined in Item 304(a)(1)(iv) of Regulation S-K nor were there any reportable events as defined in Item 304(a)(1)(v) of Regulation S-K during the interim period subsequent to September 30, 2021 through the date of dismissal on March 24, 2022. Further, the Company will revise such section to clarify that it did not consult with Centurion on any matters described in Item 304(a)(2)(i) or 304(a)(2)(ii) during such period.

Consolidated Financial Statements
Notes 5. Business Combinations, page F-10

Comment 2. You state in your response to prior comment 8 that you will provide an analysis of ASC 805-10 as it relates to the CreateApp asset acquisition in a separate correspondence. However, no such correspondence has been provided and therefore, we reissue our previous comment. Please describe in detail your determination of the accounting for this transaction, citing the specific guidance within ASC 805 that you relied upon. In this regard, tell us how the company being a majority owned subsidiary of Logiq and the CreateApp being wholly-owned by Logiq at the time of the transaction factored into your analysis and specifically address how you considered the guidance in ASC 805-50 with respect to transactions under common control. Finally, if you conclude that this was a business combination within the scope of ASC 805-10, explain to us how you considered the guidance in paragraphs 25-5 and 55-10 through 55-13 of ASC 805-10 in determining the accounting acquirer.

Response 2. The Company considered ASC 805 as it related to the CreateApp asset acquisition, and such analysis was disclosed in the Company’s Form 10-K in the referenced Note 5 on page F-10. Such note disclosed that “[t]he acquisition of substantially all the CreateApp assets from Logiq was accounted for as a business combination in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), with the results of CreateApp’s historical operations included in the Company’s financial statements from January 1, 2022. Goodwill has been measured as the excess of the total consideration over the amounts assigned to identifiable assets acquired and liabilities assumed.” The note further described the fair valuation methods used (primarily on the basis of the income approach) and noted that the Company’s consolidated statements of operations, revenues and expenses include the operations of CreateApp since January 27, 2022, which is the day after the acquisition date.

United States Securities and Exchange Commission

August 22, 2023

On November 26, 2021, Vadim Rata, the previous majority shareholder of the Company (then named Lovarra) entered into a stock purchase agreement for the sale of 4,500,000 shares of Common Stock of the Company to Gologiq LLC, an entity controlled by Logiq, Inc. As a result of the acquisition, Gologiq LLC held approximately 78.5% of the issued and outstanding shares of Common Stock of the Company. On January 27, 2022, Logiq completed its sale of its AppLogiq business to Lovarra, and Lovarra issued 26,350,756 shares (the “Lovarra Shares”) of its common stock to Logiq with Logiq holding the shares until it distributed 100% of the Lovarra Shares to Logiq’s stockholders of record as of December 30, 2021 on a 1-for-1 basis (i.e. for every 1 share of Logiq held on December 30, 2021, the holder thereof will receive 1 share of Lovarra), as disclosed in the Company’s Current Report on Form 8-K, filed with the Commission on January 27, 2022, an excerpt of which is provided below (emphasis added). Logiq completed the distribution on July 27, 2022 and no longer had a direct equity ownership of the Company.

“Item 2.01 Completion of Acquisition or Disposition of Assets

As previously disclosed in the Company’s Current Report on Form 8-K, filed with the SEC on December 22, 2021, the Company entered into a Separation Agreement (the “Separation Agreement”) and Master Distribution Agreement (the “Master Distribution Agreement”), with Logiq, Inc., a Delaware corporation (“LGIQ”), on December 15, 2021. The “Closing”, as such term is defined in the Separation Agreement and Master Distribution Agreement, was on January 27, 2022, at which time the Company acquired from LGIQ a platform (operated as CreateApp), which allows small-to-medium sized businesses (“SMBs”) to establish their point-of-presence on the web, in exchange for 26,350,756  common shares of the Company in accordance with the terms of the Master Distribution Agreement (the “Asset Sale”).

LGIQ owns the 26,350,756 shares of Company common stock issued upon Closing (as discussed above), and LGIQ’s wholly owned subsidiary Gologiq LLC (“Gologiq”) owns an additional 4,500,000 shares of Company common stock.”

As disclosed in note 3; Related party transactions, we plan to make following revisions, in italics.

On January 27, 2022, the Logiq completed the transfer of its AppLogiq business to the Company. In connection with the completion of the transfer of AppLogiq to the Company, the Company issued 26,350,756 shares of its common shares to Logiq (the “GoLogiq Shares”). Logiq held the GoLogiq Shares until July 27, 2022, on which date it distributed 100% of the GoLogiq Shares to Logiq’s stockholders of record as of December 30, 2021 on a 1-for-1 basis (i.e. for every 1 share of Logiq held on December 30, 2021, the holder thereof received 1 share of GoLogiq) through a spin off.  Logiq Inc held Gologiq shares between January 27, 2022 and July 27, 2022 in escrow in trust for Logiq’s stockholders of record as of December 30, 2021.  Logiq Inc does not have effective control of Gologiq shares prior to spin off. As a result of the completion of the spin off, as of July 27, 2022, the Company is no longer a technical majority owned subsidiary of Logiq.

As a result, the ASC analysis did not, and needed not, to considered the guidance in ASC 805-50 with respect to transactions under common control.

The Company did, as disclosed in its referenced Form 10-K and as referenced above, determine that the reference acquisition was a business combination within the scope of ASC 805-10. This conclusion is supported by the guidance in paragraphs 25-5 and 55-10 through 55-13 of ASC 805-10.

United States Securities and Exchange Commission

August 22, 2023

ASC Section 805-10-55-10

Paragraph 805-10-25-5 provides that the guidance in related to determining the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.

The post transaction pro-forma financial statements provide that over 50% or greater voting interest of the Company was issued to Logiq. The consolidation evaluation process under ASC 810 incorporates this principle from FIN 46R, and companies can determine the parent entity by evaluating ownership percentage as long as the entity in question does not meet the criteria to be considered a “variable interest entity” or VIE. No VIE exists in this case. As a result, pursuant to ASC 805-10-55-10 the acquirer can be identified based solely on the outstanding voting interests exceeding 50%. Nevertheless, the Company also considered the guidance in ASC 805-10-55-11 through 55-15. For this purpose, no single criteria in the guidance, ASC 805-10-55-11 through 15, was considered more significant than any other.

ASC Section 805-10-55-11

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

In this case, Logiq directed its subsidiary GoLogiq to transfer assets (the CreateApp assets) to the Company, and under the criteria of ASC 805-10-55-11, either of Logiq or GoLogiq would be considered the accounting acquirer.

ASC Section 805-10-55-12

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Based on the equity retained by Logiq and GoLogiq, one of such entities would be considered the accounting acquirer.

United States Securities and Exchange Commission

August 22, 2023

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

As noted above, Logiq and GoLogiq will have more than 50% voting interest, and accordingly, ASC 805-10-55-12b indicates that one of those entities would be considered the accounting acquirer.

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

In the absence of voting agreements or special charter provisions giving persons or entities special post-closing board designation rights, neither of which is present in this transaction, the power to elect and remove a majority of the Company’s board of directors’ rests with its stockholders. Accordingly, Logiq and GoLogiq would be considered the accounting acquirer based on this criteria.

d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

The Company’s management team is made up, post change of control, of Logiq and GoLoqiq managers. Based on the criteria of ASC 805-10-55-12d, either Logiq or GoLogiq would be considered the accounting acquirer.

e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

None of the entities will be paying a premium over the precombination fair values of the equity interests of the other combining entities.

ASC Section 805-10-55-13

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

Among the entities participating in the formation transactions and as noted above, Logiq and GoLogiq are by far the largest by all relevant measures, including assets value and revenues. Based on the foregoing and the criteria outlined in ASC 805-10-55-13, Logiq or GoLogiq would be the accounting acquirer consistent with our conclusions under SAB 97.

United States Securities and Exchange Commission

August 22, 2023

ASC Section 805-10-55-14

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

The transaction involved the Company, Logiq and GoLogiq. The relatively larger of Logiq and GoLogiq was, based on assets and revenues, GoLogiq (as it was Logiq’s primary operating subsidiary).

ASC Section 805-10-55-15

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

No new entity was formed and ASC 805-10-55-15 is not relevant.

Conclusion

Based on the foregoing analysis, we continue to believe that GoLogiq would be the accounting acquirer.

General

Comment 3. We will consider further your responses to prior comments 1-3 and 5-7 when the necessary disclosures are provided in your amended Form 10-K.

Response 3. Noted.

Form 10-Q for the Quarterly Period Ended March 31, 2023 Condensed Consolidated Financial Statements
Note 6. Subsequent Events, page F-11

Comment 4. We note from your response to prior comment 9 that the parties to the GammaRey acquisition agreed to deem the transaction terminated. Please tell us when this transaction was terminated and how you intend to reflect such termination in your financial statements.

Response 4. Effective March 7, 2023 (the “Closing Date”), the Company, GammaRey and the GammaRey Shareholders effected the legal consummation of the transactions contemplated by the GammaRey Share Exchange Agreement.  On the Closing Date, the Company acquired 100% of the common stock of GammaRey, and the GammaRey Shareholders became entitled to the immediate issuance of an aggregate of seventy-seven million five hundred thousand (77,500,000) shares of common stock of the Company (the “GammaRey Shareholder Shares:)”, subject to the satisfaction of post-closing conditions, including provision by all of the GammaRey Shareholders of sufficient personal information to the Company’s transfer agent necessary for the book entry of such shareholders’ shares in GOLQ.  Several of the shareholders of GammaRey had not provided sufficient personal information to the Company’s transfer agent necessary for the book entry of all of such shareholders’ shares, with such shares having insufficient information totaling one million two hundred fifty two thousand five hundred (1,252,500) shares in aggregate of the GammaRey Shareholder Shares, which as of August 21, 2023 have not been issued.

United States Securities and Exchange Commission

August 22, 2023

As GammaRey has been unable to obtain and deliver audited financial statements as contemplated by the parties, which financials statements are necessary for required public disclosures by the Company pursuant to the U.S. federal securities laws, the Company, GammaRey and the GammaRey Shareholders have entered into a Mutual Termination Of Share Exchange Agreement And Plan Of Reorganization And Mutual Release (the “GammaRey Termination Agreement”) whereby the parties mutually elected to abandon the proposed business combination and to terminate the Share Exchange Agreement and cancel the GammaRey Shareholder Shares totaling seventy six million two hundred forty seven thousand five hundred (76,247,500) shares that were issued pursuant to the GammaRey Share Exchange Agreement.  As such, the Company, GammaRey and the GammaRey Shareholders executed a Termination Of Share Exchange Agreement And Plan Of Reorganization And Mutual Release (the “GammaRey Termination Agreement”), dated July 19, 2023.  As August 21, 2023, the Company has now obtained signatures from the GammaRey Shareholders representing all previously issued shares and is currently obtaining the requisite personal information and stock powers required to return all previously issued seventy six million two hundred forty seven thousand five hundred (76,247,500) shares to Treasury for cancellation.

The return to Treasury will be reflected in all future financial statements in Shareholder’s Equity via requisite adjusting entries, and any per share amounts will be adjusted on a go forward basis.

If you have further questions or comments, please feel free to contact us.

Very truly yours,

/s/ Scott C. Kline

Scott C. Kline

cc	Granger Whitelaw, CEO

GoLogiq, Inc.